Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

As representatives of the several Underwriters

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

VIA EDGAR

March 21, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LSC Communications, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-216517)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:00 p.m. EST on March 22, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 16, 2017, through the date hereof:

Preliminary Prospectus dated March 16, 2017:

1,896 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Edward Ruff
Name:	Edward Ruff
Title:	Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ N. Goksu Yolac
Name:	N. Goksu Yolac
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director

[Signature Page to Acceleration Request by Underwriters]